UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that each of the parties who opposed the grant of Angiotech’s European Patent (No. 0 706 376) in 1998 has irrevocably withdrawn, or abandoned its opposition efforts before the European Patent Office, leaving the patent valid and enforceable. The written Decision from the European Patent Office was issued on 19 April 2005 and gave the opponents approximately two months to file an appeal.  The deadline to file an appeal has passed and none of the companies has filed.  Pending resolution of all outstanding matters, including issuing formal notice to Angiotech, it is expected that the European Patent Office will publish Angiotech’s patent as amended.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: August 3, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

PRESS RELEASE

August 3, 2005

DECISION OF EUROPEAN PATENT OFFICE TO MAINTAIN THE VALIDITY OF ANGIOTECH’S PACLITAXEL ELUTING STENT PATENT (PATENT NO. 0706376) GOES UNCHALLENGED BY OPPONENTS

VANCOUVER, BC, August 3rd, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced that each of the parties who opposed the grant of Angiotech’s European Patent (No. 0 706 376) in 1998 has irrevocably withdrawn, or abandoned its opposition efforts before the European Patent Office, leaving the patent valid and enforceable.

The written Decision from the European Patent Office was issued on 19 April 2005 and gave the opponents approximately two months to file an appeal.  The deadline to file an appeal has passed and none of the companies has filed.  Pending resolution of all outstanding matters, including issuing formal notice to Angiotech, it is expected that the European Patent Office will publish Angiotech’s patent as amended.

The grant of European Patent  (No. 0 706 376) was originally opposed by five parties, who cited over 50 documents to support their invalidity arguments, including patent applications filed by Wolff, and Kopia, as well as a page from a book published by Alberts.  In addition, the European Patent Office considered arguments that the term “coating” in the claims of the patent should be limited to mean that a polymer/paclitaxel composition must be formed as a film over the surface of the stent.  After fully considering the documents and extensive written and oral arguments of opposing counsel, the European Patent Office announced its decision, favorable to Angiotech, on January 24, 2005 and issued it in writing on 19 April 2005.

This patent is one of many in Angiotech’s extensive portfolio of patents protecting its pioneering technology, including the Boston Scientific TAXUS™ stent program.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes.  To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Vice President, Investor Relations and Communications

Angiotech Pharmaceuticals (604) 221-7676 ext 6933

Rui Avelar, Senior Vice President, Medical Affairs and Communications

Angiotech Pharmaceuticals, Inc (604) 221-7676 ext 6996